Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2014

London, United Kingdom, February 11, 2015 - Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and nine months ended December 31, 2014.

Highlights — Three Months Ended December 31, 2014

•                  US GAAP revenue amounted to $145.8 million, an increase of 31.8% year over year and 16.5% sequentially or an increase of 41.2% year over year and 21.2% sequentially on a constant currency basis

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $35.6 million and EBITDA margin was 24.4%, compared to $22.7 million and 20.5% in the year ago quarter and $24.4 million and 19.5% sequentially

•                  Diluted earnings per share (EPS) on a US GAAP basis were $0.73, compared to $0.54 in the year-ago quarter and $0.54 sequentially

•                  Diluted EPS on a non-GAAP basis were $0.81, compared to $0.54 in the year-ago quarter, and $0.58 sequentially

Highlights — Nine Months Ended December 31, 2014

•                  US GAAP revenue amounted to $383.2 million, an increase of 31.2% year over year or an increase of 34.9% on a constant currency basis

•                  Adjusted EBITDA was $79 million and EBITDA margin was 20.6%, compared to $56.5 million and 19.3% for the same period last year

•                  Diluted EPS on a US GAAP basis was $1.64, compared to $1.27 in the nine months of last year

•                  Diluted EPS on a non-GAAP basis was $1.82, compared to $1.38 in the nine months of last year

•                  Productivity per engineer topped $74,500, an increase of 6.9% vs. the same period a year ago

Revenue for the three months ended December 31, 2014 increased to $145.8 million, up 31.8% from $110.6 million for the same period a year ago, and 16.5% sequentially.  Adjusted EBITDA was $35.6 million with corresponding margins of 24.4%, as compared to $22.7 million and 20.5%, respectively, in the year ago quarter, and $24.4 million and 19.5% sequentially. US GAAP net income was $23.9 million, or $0.73 per diluted share, compared to $17.7 million and $0.54 per diluted share for the same period a year ago, and $17.6 million and $0.54 sequentially. Non-GAAP net income was $26.6 million, or $0.81 per diluted share, compared to $17.7 million and $0.54 per diluted share for the same period a year ago, and $19 million and $0.58 sequentially.  Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the nine months ended December 31, 2014 increased to $383.2 million, up 31.2% from $292.1 million for the same period a year ago. Operating income was $64.9 million, an increase of 40.2% year over year from $46.3 million in the first nine months of last year. US GAAP net income was $54.1 million, or $1.64 per diluted share, compared to $40.8 million and $1.27 per diluted share for the same period a year ago. Non-GAAP net income was $60.2 million, or $1.82 per diluted share, compared to $44.4 million and $1.38 per diluted share for the same period a year ago.

“I am pleased to report that Luxoft continues to move forward on a path of stable growth in terms of revenues and profitability.   Our ongoing organic expansion is being leveraged by the successful integration of recently purchased IoT solutions provider Radius.  During the first nine months of the financial year, we’ve added three new accounts to the top ten group, including SwissQuote and Microsoft during the last quarter, decreased sequential concentration of the top three clients, and added industry-leading logos to our High Potential Account list.  We have also released solutions in the area of augmented reality, computer vision, and visualization,” said Dmitry Loschinin, President and Chief Executive Officer. “We have been focused on achieving measurable progress in every pillar of the Luxoft Global Upgrade and we believe that program has proven to be a success.  As global software and technology demand intensifies daily, every quarter brings us closer to our goal of becoming a provider of choice for complex software development and product engineering within certain business domains.  We hope to continue to realize our strategic vision and deliver on promises made to our shareholders in this financial year and beyond.”

All key Luxoft’s verticals experienced strong revenue growth in the third quarter with Telecom and Technology, each delivering robust sequential growth of 46%. Financial services and Automotive and transport remained performance leaders for the first nine months of the year with 52% and 18% growth on a year-over-year basis.  The Company generated historically steady growth across its core revenue-generating geographies: revenues generated in the U.S. increased 27%, the U.K. revenues increased 34%, and German revenues increased 104% compared to the year-ago quarter. Luxoft finished the first nine months of this financial year with 8,689 employees, of which 7,333 were delivery professionals, who continued to drive average productivity during this period to another record — in excess of $74,500 per engineer or 6.9% annual growth.  The effective tax rate for the nine months ended December 31, 2014 was 14.4%.

“Steadily increasing demand for our services and solutions across key geographies and verticals allowed us to post yet another period of growth, which in the first nine months of the year was in excess of 35% year over year in constant currency terms.  As we continue to focus on streamlining front office technologies and processes, deploy our products and platforms and execute engagements in managed delivery format for our seasoned clients, we continue to reach historic records in productivity every quarter since our IPO.  We view this as a testament to our strong positioning in the competitive IT services landscape as a “different kind” of provider.   All key geographies posted strong performance, with the U.K. and Germany growing above the Company’s average at 37% and 54% respectively for the first nine months of the year on year over year basis.  Additionally, the past quarter has been extremely beneficial in terms of currency weakness, predominantly in the Russian ruble, which created a significant tailwind on margin levels.  Although they are non-recurring, some of these savings were channeled towards the Global Upgrade

Program and other expenses, still leaving a significant cushion for further reinvestment into the top line and / or M&A activities,” said Roman Yakushkin, Chief Financial Officer.

Outlook for the Year Ending March 31, 2015:

The Company is confirming the following guidance for the financial year ending March 31, 2015:

•                  Revenue is expected to be at least $510 million, an increase of at least 28.0% year over year, of which at least 25% is organic

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

The Company is revising its guidance for:

•                  Diluted EPS on a US GAAP basis to at least $1.85, revised from previous guidance of at least $1.82

•                  Diluted EPS on a non-GAAP basis to at least $2.15, revised from previous guidance of at least $2.00

EPS is based on an estimated weighted average of 33,200,386 diluted shares

Conference Call Information:

A conference call will be conducted with the members of Luxoft’s senior management at 8:00 a.m. EST on Thursday, February 12th, 2015 to review the financial and operational performance of the Company for the above-mentioned period.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1053605 Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13599419. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on February 20th, 2015. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft:

Luxoft Holding, Inc. (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 18 dedicated delivery centers worldwide. It has over 8,600 employees across 22 offices in 14 countries in the North America, Mexico, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly  in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended		For the nine months ended
	December 31,		December 31,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Sales of services	$110,621	$145,754	$292,050	$383,196
Operating expenses
Cost of services (exclusive of depreciation and amortization)	62,669	76,728	166,832	211,904
Selling, general and administrative expenses	24,165	34,110	68,586	93,612
Depreciation and amortization	3,457	4,305	9,392	11,750
Loss from revaluation of contingent liability	181	389	909	996
Operating income	20,149	30,222	46,331	64,934

Other income and expenses
Interest expense, net	(392)	(123)	(1,199)	(513)
Other gains/(loss), net	232	366	149	1,187
Gain from foreign currency exchange contract	(109)	71	(317)	1,321
Net foreign exchange gain/(loss)	(361)	(1,109)	(620)	(3,723)
Income from continuing operations before income taxes	19,519	29,427	44,344	63,206

Provision for income tax	(1,809)	(5,495)	(3,516)	(9,099)
Income from continuing operations	17,710	23,932	40,828	54,107
Net income	$17,710	$23,932	$40,828	$54,107
Net (income)/loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$17,710	$23,932	$40,828	$54,107

Other comprehensive income, net of tax
Foreign currency translation adjustment	74	(1)	1,141	57
Comprehensive income	$17,784	$23,931	$41,969	$54,164
Other comprehensive income/(loss) attributable to the non-controlling interest	—	—	—	—

Comprehensive income attributable to the Group	$17,784	$23,931	$41,969	$54,164

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2014 (audited)	As of December 31, 2014 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$37,503	$46,963
Trade accounts receivable, net of allowance for doubtful accounts of $651 at March 31, 2014 and $1,255 at December 31, 2014	103,892	102,344
Unbilled revenue	611	28,030
Work-in-progress	4,720	2,645
Due from related parties	1,280	1,316
VAT and other taxes receivable	1,755	2,220
Deferred tax assets	1,027	1,149
Advances issued	3,689	3,950
Other current assets	2,295	2,803
Total current assets	156,772	191,420

Non-current assets:
Property and equipment, net	26,445	32,721
Intangible assets, net	21,007	32,261
Goodwill	11,351	25,921
Other non-current assets	2,122	2,761
Total non-current assets	60,925	93,664
Total assets	$217,697	$285,084

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2014 (audited)	As of December 31, 2014 (unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$20,476	$6,570
Accounts payable	10,575	3,786
Advances received	1,754	956
Accrued liabilities	15,360	15,015
Deferred revenue	195	8,053
Due to related parties	144	583
Capital lease obligations, current portion	38	39
VAT and other taxes payable	8,965	13,424
Contingent payable for business acquisition, current	1,489	3,948
Dividends payable to shareholders	18	—
Foreign currency exchange contract financial liabilities	411	—
Contingent payable for software acquisition, current	171	379
Other current liabilities	458	778
Total current liabilities	60,054	53,531

Deferred tax liability, non-current	2,811	3,185
Capital lease obligations, less current portion	68	39
Contingent payable for business acquisition, non-current	3,320	20,880
Contingent payable for software acquisition, non-current	1,749	1,515
Other non-current liabilities	78	69
Total liabilities	68,080	79,219

Shareholders’ equity:
Share capital (80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at December 31, 2014)	—	—
Additional paid-in capital	83,390	85,474
Retained earnings	67,470	121,577
Accumulated other comprehensive loss	(1,275)	(1,218)
Total shareholders’ equity attributable to the Group	149,585	205,833
Non-controlling interest	32	32
Total equity	149,617	205,865
Total liabilities and equity	$217,697	$285,084

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended December 31,				Nine Months Ended December 31,
	2014	2014		2014 Non-	2014	2014		2014
	GAAP	Adjustments		GAAP	GAAP	Adjustments		Non-GAAP
Operating income	30,222	3,136	(a)	33,358	64,934	6,913	(a)	71,847
Operating margin	20.73%	2.15%		22.89%	16.95%	1.80%		18.75%
Net income	23,932	2,636	(b)	26,568	54,107	6,126	(b)	60,233
Diluted earnings per share	$0.73	—		$0.81	$1.64	—		$1.82

	Three Months Ended December 31,				Nine Months Ended December 31,
	2013	2013		2013 Non-	2013	2013		2013
	GAAP	Adjustments		GAAP	GAAP	Adjustments		Non-GAAP
Operating income	20,149	(16	)(a)	20,133	46,331	3,534	(a)	49,865
Operating margin	18.21%	(0.01)%		18.20%	15.86%	1.21%		17.07%
Net income	17,710	(16	)(b)	17,694	40,828	3,534	(b)	44,362
Diluted earnings per share	$0.54	—		$0.54	$1.27	—		$1.38

	Three Months Ended December 31,		Nine Months Ended December 31,
(a)	2013	2014	2013	2014
Adjustments to GAAP income from operations:
Stock-based compensation expense	$(838)	$972	$702	$2,084
Amortization of purchased Intangible assets	$641	$1,416	$1,923	$3,385
Loss from revaluation of contingent liability	$181	$389	$909	$996
Acquisition related costs		$359		$448
Total Adjustments to GAAP income from operations:	$(16)	$3,136	$3,534	$6,913

	Three Months Ended December 31,		Nine Months Ended December 31,
(b)	2013	2014	2013	2014
Adjustments to GAAP net income
Stock-based compensation expense	$(838)	$972	$702	$2,084
Amortization of purchased Intangible assets	$641	$1,075	$1,923	$2,834
Loss from revaluation of contingent liability	$181	$266	$909	$827
Acquisition related costs		$323		$381
Total Adjustments to GAAP net income	$(16)	$2,636	$3,534	$6,126

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2014	2013	2014
Net income	$17,710	$23,932	$40,828	$54,107
Adjusted for:

Interest Expense	392	123	1,199	513

Income tax	1,809	5,495	3,516	9,099

Depreciation and Amortization	3,457	4,305	$9,392	$11,750
EBITDA	$23,368	$33,855	$54,935	$75,469
Adjusted for

Stock based compensation	$(838)	972	$702	$2,084

Change in fair value of contingent consideration	$181	389	$909	$996

Acquisition related costs		359	$—	$448
Adjusted EBITDA	$22,711	$35,575	$56,546	$78,997

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three Months Ended December 31,2014,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	49,033	44.3%	62,415	42.8%
UK	31,488	28.5%	42,293	29.0%
Germany	7,454	6.7%	15,184	10.4%
Russia	13,141	11.9%	11,221	7.7%
Singapore	573	0.5%	4,686	3.2%
Switzerland	2,208	2.0%	2,866	2.0%
Rest of Europe	3,722	3.4%	5,500	3.8%
Other	3,002	2.7%	1,588	1.1%
Total	$110,621	100%	$145,754	100%

	Revenue for the nine Months Ended December 31,2014,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	122,632	42.0%	156,839	40.9%
UK	83,570	28.6%	114,349	29.8%
Germany	30,011	10.3%	46,163	12.0%
Russia	29,507	10.1%	28,698	7.5%
Singapore	880	0.3%	12,366	3.2%
Switzerland	4,924	1.7%	7,623	2.0%
Rest of Europe	9,982	3.4%	13,648	3.6%
Other	10,544	3.6%	3,510	0.9%
Total	$292,050	100%	$383,196	100%

	Revenue for the three Months Ended December 31,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	65,840	59.5%	96,327	66.1%
Automotive and transport	12,988	11.7%	15,619	10.7%
Travel and aviation	10,859	9.8%	9,075	6.2%
Technology	9,472	8.6%	10,537	7.2%
Telecom	8,060	7.3%	10,442	7.2%
Energy	2,825	2.6%	3,040	2.1%
Other	577	0.5%	713	0.5%
Total	$110,621	100%	$145,754	100%

	Revenue for the nine Months Ended December 31,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	169,525	58.0%	257,041	67.1%
Automotive and transport	33,823	11.6%	39,880	10.4%
Travel and aviation	29,567	10.1%	25,914	6.8%
Technology	26,242	9.0%	24,539	6.4%
Telecom	24,142	8.3%	24,690	6.4%
Energy	7,124	2.4%	9,046	2.4%
Other	1,627	0.6%	2,086	0.5%
Total	$292,050	100%	$383,196	100%